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SEC FILE NUMBER
001-31375

CUSIP NUMBER
973491103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Windrose Medical Properties Trust

Full Name of Registrant
Not applicable

Former Name if Applicable
3502 Woodview Trace
Suite 210

Address of Principal Executive Office (Street and Number)
Indianapolis, Indiana 46268

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Windrose Medical Properties Trust (the “Registrant”) is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2005 by the deadline prescribed under Securities and Exchange Commission rules and regulations without unreasonable effort and expense. The primary reason that the Registrant is unable to file the Form 10-K in a timely manner is that the Registrant’s public accounting firm has not completed its final review of the completed Form 10-K prior to the filing deadline.
The Registrant expects to file the Form 10-K on or prior to March 31, 2006 as required by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements, including statements regarding the Registrant’s ability to file as its Form 10-K within the 15-day extension period required by Rule 12b-25(b)(2)(ii). These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, changes to the Form 10-K as a result of the Registrant’s public accounting firm’s final review of the completed Form 10-K. The Registrant assumes no obligation and does not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Federick L. Farrar	(317)	860-8180
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WINDROSE MEDICAL PROPERTIES TRUST
(Title of Registrant)
WINDROSE MEDICAL PROPERTIES TRUST
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ Frederick L. Farrar

Frederick L. Farrar
President, Chief Operating Officer and Treasurer